CONSENT OF INDEPENDENT AUDITORS




Mr. Roland G. Caldwell, Jr.
C/Funds Group, Inc.
250 Tampa Avenue West
Venice, Florida  34285

Dear Mr. Caldwell:

We hereby consent to the use of our reports dated January 21, 2000 on the financial statements of the C/Fund, C/Growth Stock Fund, C/Government Fund, C/Community Association Reserve Fund, and of the Adams Equity Fund (five of the portfolios constituting the C/FUNDS Group, Inc.) as of December 31, 1999 and November 29, 1999, respectively, and for the periods then ended. Such reports are being included with the unaudited financial information prepared by management in documents filed by C/FUNDS Group, Inc. as required by the Securities and Exchange Commission.

GREGORY, SHARER & STUART




St. Petersburg, Florida
February 25, 2000